# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOOG INC., CIK 0000067887
CUSIP: 615394301
Title of class of securities: CLASS B COMMON STOCK
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, New York (NY), 14052
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001698186

## Reporting persons
- Moog Inc. Retirement Savings Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); sole voting power 1,755,855; shared voting power 0; sole dispositive power 1,755,855; shared dispositive power 0; aggregate amount beneficially owned 1,755,855 (38.3% of the class)
  Comment: The shares are allocated to individual participants under the Moog Inc. Retirement Savings Plan and are voted by the Trustee as directed by the participants to whom such shares are allocated. Any unallocated shares are voted on a particular matter by the Trustee in the same proportion as the allocated shares are voted on such matter.
  
  Based on 4,584,214 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share ("Class B Stock") outstanding on March 31, 2026, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: MOOG INC.
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, NEW YORK, 14052.

## Item 2. Person Filing
Name of person filing: MOOG INC. RETIREMENT SAVINGS PLAN
Address of principal business office or, if none, residence:
MOOG INC. RETIREMENT SAVINGS PLAN
C/O MOOG INC.
400 JAMISON ROAD
EAST AURORA, NY 14052
Citizenship: SEE ITEM 4 OF COVER PAGE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1,755,855
Percent of class: 38.3%
Sole power to vote or to direct the vote: 1,755,855
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,755,855
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Moog Inc. Retirement Savings Plan: Paul Wilkinson, Paul Wilkinson, on behalf of the Moog Inc. Retirement Savings Plan Administrative Committee (05/14/2026)